# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BBB FOODS INC, CIK 0001978954
CUSIP: G0896C103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V Secc, Miguel Hidalgo, Mexico City, Mexico (O5), 11560
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002044225

## Reporting persons
- QS 3B Aggregator Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,246,409; sole dispositive power 0; shared dispositive power 2,246,409; aggregate amount beneficially owned 2,246,409 (3.5% of the class)
  Comment: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person. The percentage is based on (x) 62,638,444 of the Issuer's Class A Common Shares outstanding as of May 28, 2026, as reported in the Issuer's prospectus supplement filed on May 29, 2026, plus (y) 2,246,409 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Direct SI 2 S.C.A., SICAR, in liquidation: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 53,093; sole dispositive power 0; shared dispositive power 53,093; aggregate amount beneficially owned 53,093 (0.1% of the class)
  Comment: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person. The percentage is based on (x) 62,638,444 of the Issuer's Class A Common Shares outstanding as of May 28, 2026, as reported in the Issuer's prospectus supplement filed on May 29, 2026, plus (y) 53,093 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Management Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,246,409; sole dispositive power 0; shared dispositive power 2,246,409; aggregate amount beneficially owned 2,246,409 (3.5% of the class)
  Comment: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person. The percentage is based on (x) 62,638,444 of the Issuer's Class A Common Shares outstanding as of May 28, 2026, as reported in the Issuer's prospectus supplement filed on May 29, 2026, plus (y) 2,246,409 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Direct SI 2: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 53,093; sole dispositive power 0; shared dispositive power 53,093; aggregate amount beneficially owned 53,093 (0.1% of the class)
  Comment: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person. The percentage is based on (x) 62,638,444 of the Issuer's Class A Common Shares outstanding as of May 28, 2026, as reported in the Issuer's prospectus supplement filed on May 29, 2026, plus (y) 53,093 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- Quilvest Capital Partners SA: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,299,502; sole dispositive power 0; shared dispositive power 2,299,502; aggregate amount beneficially owned 2,299,502 (3.5% of the class)
  Comment: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person. The percentage is based on (x) 62,638,444 of the Issuer's Class A Common Shares outstanding as of May 28, 2026, as reported in the Issuer's prospectus supplement filed on May 29, 2026, plus (y) 2,299,502 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- Bemberg Capital: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,299,502; sole dispositive power 0; shared dispositive power 2,299,502; aggregate amount beneficially owned 2,299,502 (3.5% of the class)
  Comment: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person. The percentage is based on (x) 62,638,444 of the Issuer's Class A Common Shares outstanding as of May 28, 2026, as reported in the Issuer's prospectus supplement filed on May 29, 2026, plus (y) 2,299,502 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

## Item 1. Issuer
Name of issuer: BBB FOODS INC
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V Secc, Miguel Hidalgo, Mexico City, Mexico, 11560

## Item 2. Person Filing
Name of person filing:
QS 3B Aggregator Inc.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS Direct SI 2 SCA SICAR, in liquidation
22, rue des Bruyeres, L - 1274 Howald
Citizenship: Luxembourg

QS Management Ltd.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS Direct SI 2
22, rue des Bruyeres, L - 1274 Howald
Citizenship: Luxembourg

Quilvest Capital Partners SA
9 allee Scheffer, L-2520 Luxembourg
Citizenship: Luxembourg

Bemberg Capital
9 allee Scheffer, L-2520 Luxembourg
Citizenship: Luxembourg
Address of principal business office or, if none, residence: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on June 30, 2026, the reporting persons beneficially owned an aggregate of 2,299,502 of the Issuer's Class C Common Shares, par value $0.01 per share ("Class C Common Shares"). Each of the Issuer's Class C Common Shares is automatically convertible, under certain circumstances, into one of the Issuer's Class A Common Shares. Specifically, as of the close of business on June 30, 2026:

(i) QS 3B Aggregator Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS 3B Aggregator"), beneficially owned 2,246,409 of the Issuer's Class C Common Shares; and

(ii) QS Direct SI 2 S.C.A., SICAR, in liquidation, a Luxembourg investment company in risk capital in the form of a Societe en Commandite par Actions ("QSD"), beneficially owned 53,093 of the Issuer's Class C Common Shares.

QS Management Ltd., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS Management"), is (1) the investment adviser to QS 3B Aggregator, (2) the sole director of QS 3B Aggregator and (3) the owner of all outstanding Class M shares of QS 3B Aggregator, and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator.

QS Direct SI 2, a Luxembourg Societe a responsabilite limitee ("QSD SI"), is the general partner and the liquidator of QSD and may be deemed to have shared voting control and investment discretion over securities owned by QSD.

Quilvest Capital Partners SA, a Luxembourg Societe Anonyme ("QCP SA"), is the owner of all outstanding shares of QS Management and QSD and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator and QSD.

Bemberg Capital, a Luxembourg Societe Anonyme ("Bemberg Capital"), is the owner of all outstanding shares of QCP SA and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator and QSD.

The foregoing should not be construed in and of itself as an admission by QS Management, QSD SI, QCP SA or Bemberg Capital as to beneficial ownership of the securities owned by QS 3B Aggregator or QSD, as the case may be.
Percent of class:
As of the close of business on June 30, 2026, QS 3B Aggregator and QS Management each may be deemed to have beneficially owned 2,246,409 of the Issuer's Class A Common Shares or 3.5% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on June 30, 2026, QSD and QSD SI each may be deemed to have beneficially owned 53,093 of the Issuer's Class A Common Shares or 0.1% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on June 30, 2026, QCP SA and Bemberg Capital each may be deemed to have beneficially owned 2,299,502 of the Issuer's Class A Common Shares or 3.5% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

The above percentages are based on (a) the number of the Issuer's Class C Common Shares beneficially owned by each reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation; divided by (b) (x) 62,638,444 of the Issuer's Class A Common Shares outstanding as of May 28, 2026, as reported in the Issuer's prospectus supplement filed on May 29, 2026, plus (y) the number of the Issuer's Class C Common Shares beneficially owned by such reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: All shares beneficially owned by such person as described in Item 4(b) above
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: All shares beneficially owned by such person as described in Item 4(b) above

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of August 6, 2026, by and among QS 3B Aggregator Inc., QS Direct SI 2 S.C.A., SICAR, in liquidation, QS Management Ltd., QS Direct SI 2, Quilvest Capital Partners SA and Bemberg Capital.

## Signatures
- QS 3B Aggregator Inc.: /s/ Remi Masse, Director of QS Management Ltd. (08/06/2026)
- QS Direct SI 2 S.C.A., SICAR, in liquidation: /s/ Olga Ovcharova, Permanent representative of QS Direct SI 2, itself acting as liquidator (08/06/2026)
- QS Management Ltd.: /s/ Remi Masse, Director (08/06/2026)
- QS Direct SI 2: /s/ Olga Ovcharova, Manager (08/06/2026)
- Quilvest Capital Partners SA: /s/ Alexis Meffre, CEO (08/06/2026)
- Bemberg Capital: /s/ Adrien de Boisanger, Executive Chairman (08/06/2026)